UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 13, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Airlines Group Inc.
File No. 001-08400

American Airlines Inc.
File No. 001-02691

CF#31360

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American Airlines Group Inc. and American Airlines Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on July 24, 2014.

Based on representations by American Airlines Group Inc. and American Airlines Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through October 18, 2021
Exhibit 10.2	through October 18, 2021
Exhibit 10.3	through October 18, 2021
Exhibit 10.4	through January 1, 2019
Exhibit 10.5	through January 1, 2019
Exhibit 10.6	through February 17, 2019
Exhibit 10.7	through August 31, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary